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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CEDAR SHOPPING CENTERS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

150602209 and 150602308

(CUSIP Number)

Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 205

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 150602209			Page 2 of 6

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,983,800

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,983,800

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,983,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308			Page 3 of 6

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 220,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 220,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 220,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308	SCHEDULE 13D/A	Page 4 of 6 Pages
150602209
ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Statement on the Schedule 13D filed by Equity One, Inc., a Maryland corporation (the “Reporting Person”), dated June 23, 2004 (the “Original Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), issued by Cedar Shopping Centers Inc., a Maryland corporation (the “Company”), the principal executive offices of which are located at 44 South Bayles Avenue, Port Washington, New York 11050. The Original Schedule 13D was amended by that certain Amendment No. 1 to Schedule 13D dated July 28, 2004 (relating to the 8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”)), that certain Amendment No. 2 to Schedule 13D dated February 23, 2005 and that certain Amendment No. 3 to Schedule 13D (“Amendment No. 3”) dated August 4, 2005.
     This Amendment No. 4 amends and supplements the information contained in the Original Schedule 13D, as amended to date, which is more fully reflected in Items 4, 5 and 7 below.
ITEM 4. PURPOSE OF THE TRANSACTION.
     On August 7, 2005, the Reporting Person received a letter from the Issuer (the “Response Letter”) stating that it was not prepared to respond to the Reporting Person’s proposal to acquire the Company at a cash price of $17.00 per share of Common Stock. The terms of the proposal are set forth in Exhibit 10.1 to Amendment No. 3.
     On August 8, 2005, the Reporting Person issued a press release (the “Press Release”) stating that it considered its offer rejected by the Issuer and deemed it withdrawn as of 9:00 a.m., Monday August 8, 2005, in light of the Response Letter and the fact that the Reporting Person had not received any indication that the Issuer intends to withdraw the nine million share common stock offering that it announced on August 3, 2005, a condition to its offer.
     A copy of the Response Letter and Press Release are attached hereto as Exhibits 10.1 and 10.2, respectively, and are hereby incorporated by reference in their entirety.
     The Reporting Person reserves its right to take all actions, at any time or from time to time, to benefit from its investment in the Common Stock and Preferred Stock, including, without limitation, to acquire additional shares of Common Stock or Preferred Stock of the Reporting Person, to sell shares of Common Stock or Preferred Stock currently owned or subsequently acquired, or to consider, propose or engage in any other transactions that would relate to matters or result in events referred to in paragraphs (a) through (j), inclusive of Item 4, of Schedule 13D.

CUSIP No. 150602308	SCHEDULE 13D/A	Page 5 of 6 Pages
150602209
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Since the filing of Amendment No. 3, the Reporting Person has not effected any transactions in the Common Stock or the Preferred Stock.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Exhibits:

10.1	Letter from Cedar Shopping Centers, Inc. dated August 7, 2005.

10.2	Press Release of Equity One, Inc. dated August 8, 2005.

CUSIP No. 150602308	SCHEDULE 13D/A	Page 6 of 6 Pages
150602209
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.
     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 8th day of August, 2005.

EQUITY ONE, INC., a Maryland corporation
By:	/s/ Howard Sipzner
Howard Sipzner
Chief Financial Officer